[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

September 5, 2007

EDGAR AND FACSIMILE

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Jackson National Life Insurance Company ("Jackson")
     Jackson National Separate Account - I
     File Nos. 811-08664 and 333-70472

Dear Mr. Kotapish:

I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on August 23, 2007 (Accession No. 0000927730-07-000251) as a template (the Template Filing) for other Jackson offerings and offerings under our New York subsidiary life insurance company having the same changes (the Replicate Filings). The changes and the registration numbers for the applicable Replicate Filings are as follows:


o    Availability of a new Guaranteed Minimum                      333-118368                       811-08664
     Income Benefit (GMIB)                                         333-119656                       811-08664
                                                                   333-132128                       811-08664

o    Availability of a new Guaranteed Minimum                      333-118368                       811-08664
     Withdrawal Benefit (GMWB)                                     333-119656                       811-08664
                                                                   333-132128                       811-08664
                                                                   333-70697                        811-09119

o    Revisions to the "excess withdrawal" provisions and           333-119656                       811-08664
     to the treatment of quarterly charges on existing             333-132128                       811-08664
     GMWBs                                                         333-118368                       811-08664
                                                                   333-136472                       811-08664
                                                                   333-70697                        811-09119
                                                                   333-70384                        811-08401
                                                                   333-119659                       811-08401
                                                                   333-118370                       811-08401
                                                                   333-137485                       811-08401

There are also sub-account changes and other non-material changes.

We filed the Template Filing on August 23, 2007, under rule 485(a)(1). We proposed that the effective date be 60 days later, and we desire the same effective date for the Replicate Filings.

William J. Kotapish, Esq.
September 5, 2007
Page 2

About the Replicate Filings, we represent that:

o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

o Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please let me know if this proposal is acceptable. My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jnli.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc: Ellen J. Sazzman, Esq.